January 27, 2026

Irina Zilbergleyt
Director
ISQ Open Infrastructure Company LLC
600 Brickell Avenue, PH
Miami, FL 33131

        Re: ISQ Open Infrastructure Company LLC
            Registration Statement on Form 10-12G
            Filed April 14, 2025
            File No. 000-56735
Dear Irina Zilbergleyt:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:    Ben Wells, Esq.